UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PULMATRIX, INC.

(formerly Ruthigen, Inc.)

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(Name of Issuer)

Common Stock, $0.0001 par value

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(Title of Class of Securities)

74584P103

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(CUSIP Number)

Jim Schutz

Chief Executive Officer

Oculus Innovative Sciences, Inc.

1129 N. McDowell Blvd.

Petaluma, CA 94954

(720) 283-0550

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 16, 2015

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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of reporting person

Oculus Innovative Sciences, Inc.

(2) Check the appropriate box if a member of a group

(a) ☐

(b) ☒

(3) SEC USE ONLY

(4) Source of funds

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or place of organization

Delaware, United States of America

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 0

(8) Shared voting power: 0

(9) Sole dispositive power: 0

(10) Shared dispositive power: 0

(11) Aggregate amount beneficially owned by each reporting person: 0

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares _____.

(13) Percent of Class Represented by Amount in Row (11):

0%

(14) Type of Reporting Person

CO

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Preamble

This Amendment No. 1 to Schedule 13D as filed on March 31, 2015 by Oculus Innovative Sciences, Inc. amends the Schedule 13D as follows.

Item 1: Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of common stock of the issuer, Pulmatrix, Inc. (formerly Ruthigen, Inc.), whose principal executive office is located at 99 Hayden Avenue, Suite 390, Lexington, MA 02421.

Item 2: Identity and Background

a. Oculus Innovative Sciences, Inc., the former parent company of the issuer.

b. The principal office address is 1129 N. McDowell Blvd., Petaluma, CA 94954.

c. The reporting person is a global specialty device and pharmaceutical company that develops, produces, and markets solutions for the treatment of dermatological conditions and advanced tissue care in the United States and internationally.

d. During the last 5 years, the reporting person has not been subject to any criminal proceeding.

e. During the last 5 years, the reporting person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. The reporting person is incorporated in Delaware, United States of America.

Item 3: Source and Amount of Funds or Other Consideration

The reporting person is the former parent holding company of the issuer. The issuer was a formerly wholly-owned subsidiary of the reporting person. The issuer consummated its IPO on March 26, 2014. As a result of the IPO, the reporting person held 2,000,000 shares of common stock of the issuer.

Item 4: Purpose of Transaction

See Item 3 above. The reporting person, Oculus Innovative Sciences, Inc., acquired beneficial ownership of the common stock, as described in Item 3, as the former parent company of the issuer.

As previously disclosed in Item 1.01 of the Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on March 16, 2015, the reporting person entered into a securities purchase follow-up agreement with two investors under which it sold 1,650,000 shares of the issuer, or the Ruthigen Shares, on March 13, 2015, provided that 50,000 shares may be sold to another investor prior to closing. On April 7, 2015, the investors assigned their rights to purchase 727,500 of the Ruthigen Shares to several investors. The sale closed after the issuer’s merger on June 16 and 17, 2015

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On March 13, 2015, the reporting person entered into a securities purchase agreement with several investors, under which it sold 350,000 shares in the issuer. The closing of this sale occurred on March 23, 2015. The reporting person agreed to retain the voting rights of the 350,000 Ruthigen Shares until and through the closing of the issuer’s merger which was consummated on June 15, 2015.

Except as set forth in this Item 4, the reporting person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

a. The reporting person is the beneficial owner of 0 shares or 0% of the common stock issued and outstanding of the issuer.

b. The reporting person has sole voting power over 0 shares of common stock of the issuer. The reporting person has sole or shared dispositive power over 0 shares of common stock of the issuer.

c. The reporting person effected the following transactions with respect to the common stock of the issuer during the past 60 days:

As reported on the Current Report on Form 8-K filed on January 12, 2015, the reporting person entered into an securities purchase agreement with two investors, under which it agreed not to market, offer or sell our 2,000,000 shares of common stock it holds in the issuer to any person other than the investors for a period of 60 calendar days from the date of the securities purchase agreement, and under which the investors irrevocable agreed to purchase all of the Ruthigen Shares upon the occurrence of a trigger event during this period. The purchase price for the Ruthigen Shares to be purchased by the investors at closing was $2.75 per share, or an aggregate of $5,500,000 for all of the Ruthigen Shares. As reported on the Current Report on Form 8-K filed on March 16, 2015, the securities purchase agreement lapsed according to its terms.

As reported on the Current Report on Form 8-K filed on March 16, 2015, on March 13, 2015, the reporting person entered into a securities purchase follow-up agreement with these two investors under which it reduced the number of Ruthigen Shares to be sold to the investors mentioned above to 1,650,000 at a price of $2.75 per share, provided that 50,000 shares may be sold to another investor prior to closing. The aggregate purchase price of the sale was $4,537,500. This sale was triggered by the issuer’s announcement of its merger on March 13, 2015. The sale closed after the issuer’s merger, on June 16 and 17, 2015. The reporting person agreed to retain the voting rights for 50,000 Ruthigen Shares, if they were not sold prior to August 13, 2015, as may be extended, until and through the closing of the Ruthigen merger, which was consummated on June 15, 2015.

As reported on the Current Report on Form 8-K filed on March 16, 2015, on March 13, 2015, the reporting person entered into a securities purchase agreement with several investors, under which it agreed not to market, offer or sell the remaining 350,000 Ruthigen Shares to any person other than the investors until March 13, 2015, and under which the investors irrevocably agreed to purchase the 350,000 Ruthigen Shares upon the occurrence of a trigger event during this period. The purchase price for the Ruthigen Shares was $2.75 per share, or an aggregate of $962,500 for all of the 350,000 Ruthigen Shares. The sale was triggered by the issuer’s announcement of its merger on March 13, 2015. The closing of this sale of the Ruthigen shares occurred on March 23, 2015. The reporting person agreed to retain the voting rights of the 350,000 Ruthigen Shares until and through the closing of the issuer’s merger which was consummated on June 15, 2015.

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d. N/A

e. N/A

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 5(c) of this Schedule 13D, the reporting person, as part of the securities purchase agreements, entered into certain voting arrangements. Under the terms of these voting arrangements, they lapsed with the consummation of the issuer’s merger on June 15, 2015.

Item 7: Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2015

/s/ Jim Schutz

By: Jim Schutz

Chief Executive Officer

Oculus Innovative Sciences, Inc.

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